

May 25, 2012

Via E-mail
Martin J. Lyons, Jr.
Senior Vice President and Chief Financial Officer
Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

      Re: **Ameren Corporation**
                 Form 10-K for Fiscal Year Ended December 31, 2011
                 Filed February 28, 2012
                 Form 8-K filed May 4, 2012
                 Form 10-Q for Quarterly Period Ended March 31, 2012
                 Filed May 10, 2012
                 File No. 1-14756

Dear Mr. Lyons:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 34

Income Taxes, page 50

1. The 2010 effective tax rates excluding the impact of goodwill impairment charges disclosed in footnotes (a), (b) and (c) of the table appear to be non-GAAP financial

measures. Please provide the disclosures required by Item 10(e)(1)(i)(b)-(d) of Regulation S-K or tell us why such disclosures are not required.

Item 8. Financial Statements and Supplementary Data, page 79
Part I. Financial Information, page 81
Item 1. Financial Statements, page 81

Combined Notes to Financial Statements, page 97

Note 4 – Short-Term Debt and Liquidity, page 113

2010 Credit Agreement, page 113

2. In light of the 2010 credit agreements' requirements for each of Ameren, Ameren Missouri, Ameren Illinois and Genco to maintain consolidated indebtedness of not more than 65% of its consolidated total capitalization, please update your response, dated July 30, 2009, to comment one in our letter dated June 30, 2009 explaining why the disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X are not required. In addition, please address any other relevant changes with third party lender agreements and regulatory agency imposed restrictions since responding to our previous comment.

Form 8-K filed May 4, 2012

Exhibit 99.1

3. As noted in your disclosure, segment core earnings is a non-GAAP measure. Please provide the reconciliations required by Item 10(e)(1)(i)(b) of Regulation S-K.

Form 10-Q for Quarterly Period Ended March 31, 2012

Part I. Financial Information

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Results of Operations, page 56

Income Taxes, page 64

4. We note your disclosure that your consolidated effective tax rate in the first quarter of 2012 was lower than the same period in 2011 primarily due to the reduction in the income tax benefit recognized in connection with the long-lived assets impairment in the Merchant Generation segment due to the estimated lower tax rate for the year, and that

the reduction is projected to fully reverse over the balance in 2012. Please explain to us how the reduction in the recognized benefit will reverse over the balance of year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Gregory L. Nelson
        Senior Vice President and General Counsel